Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of ICO Global Communications (Holdings) Limited, a Delaware corporation, of our report dated November 21, 2003, except for the second paragraph of the report as to which the date is May 15, 2006, relating to the consolidated financial statements of operations, of changes in stockholders’ equity and cash flows of ICO Global Communications (Holdings) Limited and its subsidiaries (a development stage enterprise) for the period from February 9, 2000 (date of inception) to December 31, 2002, which report appears in the Registration Statement on Form 10 (File No. 000-52006) of ICO Global Communications (Holdings) Limited.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Seattle, Washington
April 2, 2007